UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACTOF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: ATLANTIS BUSINESS DEVELOPMENT CORP.

Address of Principal Business office: 6302 Mesedge Drive, Colorado Springs, CO 80919

Telephone Number (Including Area Code): (719) 598-2469

File Number under the Securities Exchange Act of 1934: 814-00629

The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. The Company plans to focus its efforts on the acquisitions of controlling investments in operating companies and assets.

On September 10, 2007, the Company held a Special Meeting of Shareholders. 295,522 of the issued and outstanding shares were present at the meeting. 185,570 shares voted in favor of the withdrawal, representing 63% of the issued and outstanding shares.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Colorado Springs and the state of Colorado on the 19th day of September, 2007.

ATLANTIS BUSINESS DEVELOPMENT

__________________________________________
TIM DEHERRERA, PRESIDENT

ATTEST: /s/ Gerald Jacoby                                                                  Director
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